

TRAIPSE

Financial Model Worksheet Guide
(Companion to Traipse Financial Model)

Each worksheet within the Financial Model file contains an explanatory note in the first cell, but the following summarizes each and serves as a Table of Table Contents:

Sheet P/L 0-3: Shows annual profit and loss as well as cumulative earnings, projecting a total cash need of around $600,000 to fund development and scaling. For the sake of simplicity in this model, all revenues are credited in the year a contract is closed, while it is expected that it will actually be around 75% paid in the first year on average, so this is not necessarily an accurate representation of cash flow and operating cash needs during each year.

Sheet Rev 0-3: Shows projected revenues both by year and per community/contract by cohort (far right side). This reflects expected increases in pricing by cohort, as well as increases in fee revenue over the three-year life of a contract.

Sheet OpEx 0-3: April 1, 2021, is our target date for initiating the My Local Token pilot project in Staunton, Va., and the earliest date we could feasibly receive proceeds from the campaign. This budget represents a significant ramp-up from current spending. It includes the three branches of the Traipse PBC business: Traipse (including development and maintenance of the Traipse app, content creation and management as a service to agency and organizational clients, and other related activities), My Local Token, and the Gray Matter Sodality (the monthly subscription puzzle-box-by-mail service being phased out through 2021). For purposes of this analysis, 2021 is treated as "Year 0", anticipating the launch of MLT as a saleable product at the beginning of 2022 following the 2021 pilot.

Sheet OpEx 21mth: Shows projected yearly expense totals for 2021 (part-year) and 2022, as well as a monthly breakdown for that 21-month time period.

Sheet Marginal Cost: Shows the marginal cost of each additional community client for My Local Token over the life of a sales cycle (year -1) and three-year contract (years 1-3), with and without Traipse service as an add-on. It shows the expected decline in per-community marginal cost over time due to economies of scale and experience. See "Rev 0-3" sheet for profit margin calculation incorporating these expense totals.